GK/AJ/410/2008

SEC file: 82-5036

Płock, 22 July 2008

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

Polski Koncern Naftowy

SUPPL

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 51/2008 to 59/2008.

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

Yours faithfully,

MKrzemińska

Magdalena Krzemińska
Investor Relations Department

dly 7/30

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Anwil bought PKN ORLEN bonds
Released	16:01 26-Jun-08
Number	6457X16

RNS Number : 6457X
Polski Koncern Naftowy Orlen S.A.
26 June 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 51/2008 dated 26 June 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 26 June 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe Anwil S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by Anwil in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN035280708; value of the bond issue PLN 50,000,000 composed of 500 bonds with a nominal value of PLN 100,000 per bond.
- Date of issue: 26 June 2008
- Redemption date: 28 July 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 446.60.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This announcement has been prepared pursuant to par. 5 section 1 subsection 6, and § 12 of the Regulation of the Minister of Finance dated 19 October, 2005 on current and periodic information to be published by issuers of securities (Journal of Laws No. 209, item 1744).

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	IKS Solino- has purchased bonds issued by PKN ORLEN
Released	16:13 27-Jun-08
Number	7685X16

RNS Number : 7685X
Polski Koncern Naftowy Orlen S.A.
27 June 2008

PKN ORLEN's subsidiary - IKS Solino - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 52/2008 dated 27 June 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 27 June 2008 PKN ORLEN issued short term bonds to its subsidiary, Inowroclawskie Kopalnie Soli "Solino" S.A. ("IKS Solino"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by IKS Solino in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by IKS Solino were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN037 280708; value of the bond issue PLN 25,000,000 composed of 250 bonds with a nominal value of PLN 100,000 per bond.
- Date of issue: 27 June 2008

- Redemption date: 28 July 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 463.80.

PKN ORLEN owns 70,54% of the registered capital of IKS Solino.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

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Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	PKN ORLEN's subsidiary - ORLEN Ksiegowosc - has pu
Released	16:03 27-Jun-08
Number	7692X16

RNS Number : 7692X
Polski Koncern Naftowy Orlen S.A.
27 June 2008

PKN ORLEN's subsidiary - ORLEN Ksiegowosc - has purchased bonds issued by PKN ORLEN

Regulatory announcement no 53/2008 dated 27 June 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 27 June 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Ksiegowosc Sp. z o.o. The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by ORLEN Ksiegowosc in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Ksiegowosc were issued by PKN ORLEN with the following issue conditions:

Series: ORLEN036 280708; value of the bond issue PLN 9,000,000 composed of 90 bonds with a nominal value of PLN

100,000 per bond.

- Date of issue: 27 June 2008

- Redemption date: 28 July 2008

- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 463.80.

PKN ORLEN owns 100% of the registered capital of ORLEN Ksiegowosc.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN Deutschland bought PKN ORLEN bonds
Released	07:00 01-Jul-08
Number	9626X07

RNS Number : 9626X
Polski Koncern Naftowy Orlen S.A.
30 June 2008

PKN ORLEN's subsidiary - ORLEN Deutschland - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 54/2008 dated 30 June 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 30 June 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Deutschland AG ("ORLEN Deutschland"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by ORLEN Deutschland in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in euro, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Deutschland were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN038090708; value of the bond issue EUR 45 000 000 (i.e. PLN 150 939 000 based on EUR/PLN average exchange rate as of 30 June 2008, stated by National Bank of Poland), composed of 1 800 bonds with a nominal value of EUR 25 000 per bond (i.e. PLN 83 855 based on EUR/PLN average exchange rate as of 30 June 2008, stated by National Bank of Poland).
- Date of issue: 30 June 2008

- Redemption date: 9 July 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to EUR 24 973.52 (i.e. PLN 83 766.18 based on EUR/PLN average exchange rate as of 30 June 2008, stated by National Bank of Poland).

PKN ORLEN owns 100% of the registered capital of ORLEN Deutschland.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Anwil bought PKN ORLEN bonds
Released	15:55 07-Jul-08
Number	4948Y15

RNS Number : 4948Y
Polski Koncern Naftowy Orlen S.A.
07 July 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 55/2008 dated 7 July 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 7 July 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe Anwil S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by Anwil in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN040070808; value of the bond issue PLN 50 000 000 composed of 500 bonds with a nominal value of PLN 100 000 per bond.
- Date of issue: 7 July 2008
- Redemption date: 7 August 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 459.60.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

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Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN Deutschland bought PKN ORLEN bonds
Released	15:56 10-Jul-08
Number	8268Y15

RNS Number : 8268Y
Polski Koncern Naftowy Orlen S.A.
10 July 2008

PKN ORLEN's subsidiary - ORLEN Deutschland - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 56/2008 dated 10 July 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 10 July 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Deutschland AG ("ORLEN Deutschland"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by ORLEN Deutschland in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in euro, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Deutschland were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN041080808; value of the bond issue EUR 25 000 000 (i.e. PLN 81 840 000 based on EUR/PLN average exchange rate as of 10 July 2008, stated by National Bank of Poland), composed of 1 000 bonds

with a nominal value of EUR 25 000 per bond (i.e. PLN 81 840 based on EUR/PLN average exchange rate as of 10 July 2008, stated by National Bank of Poland).
- Date of issue: 10 July 2008
- Redemption date: 8 August 2008
-Yield on bonds: based on market conditions, unit nominal price amounted to EUR 24 910.30 (i.e. PLN 81 546.36 based on EUR/PLN average exchange rate as of 10 July 2008, stated by National Bank of Poland).

PKN ORLEN owns 100% of the registered capital of ORLEN Deutschland.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	ORLEN Deutschland bought PKN ORLEN bonds
Released	15:56 15-Jul-08
Number	1308Z15

RNS Number : 1308Z
Polski Koncern Naftowy Orlen S.A.
15 July 2008

PKN ORLEN's subsidiary - ORLEN Deutschland - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 57/2008 dated 15 July 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 15 July 2008 PKN ORLEN issued short term bonds to its subsidiary, ORLEN Deutschland AG ("ORLEN Deutschland"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by ORLEN Deutschland in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in euro, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by ORLEN Deutschland were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN042220708; value of the bond issue EUR 60 000 000 (i.e. PLN 195 612 000 based on EUR/PLN average exchange rate as of 15 July 2008, stated by National Bank of Poland), composed of 2 400 bonds

with a nominal value of EUR 25 000 per bond (i.e. PLN 81 505 based on EUR/PLN average exchange rate as of 15 July 2008, stated by National Bank of Poland).
- Date of issue: 15 July 2008
- Redemption date: 22 July 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to EUR 24 978.88 (i.e. PLN 81 436.14 based on EUR/PLN average exchange rate as of 15 July 2008, stated by National Bank of Poland).

PKN ORLEN owns 100% of the registered capital of ORLEN Deutschland.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

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Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Estmates of 2q2008 operating data
Released	15:54 18-Jul-08
Number	4387Z15

RNS Number : 4387Z
Polski Koncern Naftowy Orlen S.A.
18 July 2008

Estimation of selected operating data of the PKN ORLEN Capital Group for the second quarter 2008.
Regulatory announcement no 58/2008 dated 18 July 2008

PKN ORLEN's Management Board ("Company", "PKN ORLEN") hereby announces its estimates of selected financial and operational data of PKN ORLEN Capital Group for the second quarter 2008.

Macroeconomic data	unit	Q2'07	Q3'07	Q4'07	Q1'08	**Q2'08**	change (2q'08 /1q'08)
Average Brent crude oil price	USD/b	**68.9**	74.9	88.4	96.7	**121.0**	*25%*
Average Ural crude oil price	USD/b	**65.2**	72.1	85.4	93.3	**117.3**	*26%*
URAL/Brent differential	USD/b	**3.7**	2.8	3.0	3.4	**3.7**	*9%*
PKN ORLEN model refining margin[1]	USD/b	**5.9**	2.6	2.7	1.3	**3.4**	*162%*
PKN ORLEN model petrochemical margin at Olefins[2]	EUR/t	**420**	422	380	423	**359**	*-15%*
PKN ORLEN model petrochemical margin at Polyolefins[3]	EUR/t	**320**	333	302	252	**206**	*-18%*
PKN ORLEN model chemical margin[4]	EUR/t	**559**	576	590	577	**559**	-3%
PLN/USD[5]	PLN	**2.82**	2.76	2.53	2.39	**2.18**	-9%
PLN/EUR[5]	PLN	**3.80**	3.79	3.66	3.58	**3.41**	-5%

1) PKN ORLEN model refining margin = revenues from products sold (88% Products = 22% Gasoline, 11% Naphtha, 38% Diesel, 3% LHO, 4% JET, 10% HSFO) minus costs (100% input = 88% Brent Crude Oil + 12% internal consumption); products prices according to quotations.
2) PKN ORLEN model petrochemical margin at Olefins = revenues from products sold (100% Products = 50% Ethylene, 30% Propylene, 15% Benzene, 5% Toluene) minus costs (100% input = 70% Naphtha + 30% LS VGO); products prices according to quotations.
3) PKN ORLEN model petrochemical margin at Polylefins = revenues (100% Products = 50% HDPE, 50%

Polypropylene) minus costs (100% input = 50% Ethylene + 50% Propylene); products prices according to quotations.

4) PKN ORLEN model chemical margin = revenues from PVC sold (100%) minus costs (47% Ethylene); products prices according to quotations.

5) Quarterly, average foreign exchange rates in accordance to the National Bank of Poland.

Operating data: Production	unit	Q2'07	Q3'07	Q4'07	Q1'08	**Q2'08**	change (2q'08 /1q'08)
Throughput in the PKN ORLEN Group	th t	**6 018**	6 093	5 234	6 501	**7 342**	*11%*
Throughput in Plock	th t	**3 273**	3 513	3 512	3 421	**3 606**	*5%*
Utilisation ratio[6]	%	**95%**	102%	102%	97%	**102%**	*5p.p.*
Fuel yield	%	**59%**	66%	64%	61%	**65%**	*4p.p.*
Throughput in Unipetrol	th t	**1 167**	992	908	1027	**1 179**	*15%*
Utilisation ratio7	%	**85%**	72%	66%	75%	**86%**	*11p.p.*
Fuel yield	%	**60%**	63%	55%	60%	**65%**	*5p.p.*
Throughput in Mazeikiu Nafta[8]	th t	**1 499**	1 500	737	1 984	**2 464**	*24%*
Utilisation ratio9	%	**60%**	60%	29%	79%	**99%**	*20p.p.*
Fuel yield	%	**69%**	70%	63%	73%	**69%**	*-4p.p.*

6) For 14.1 m t / y in 2008 and 13.8 m t / y in 2007.

7) For 5.5 m t / y in Unipetrol {Ceska Rafinerska [51% Litvinov (2.8 m t / y) and 51% Kralupy (1.7 m t / y)] and 100% Paramo (1.0 m t / y)}.

8) Throughput includes also other feedstock (vacuum gasoil).

9) For 10 m t / y in Mazeikiu Nafta.

Operating data: Sales in PKN ORLEN Group	unit	Q2'07	Q3'07	Q4'07	Q1'08	**Q2'08**	change (2q'08 /1q'08)
Wholesale	th t	**4 780**	5 406	4 167	5 066	**6 108**	*21%*
Retail sales	th t	**1 114**	1 201	1 153	1 147	**1 318**	*15%*
Petrochemical sales	th t	**790**	736	766	779	**816**	*5%*
Chemical sales	th t	**444**	481	379	515	**394**	*-23%*

PKN ORLEN in the second quarter 2008 has significantly improved operating efficiency, mainly in the refining and retail segment, in comparison to the second quarter 2007. Production at the Plant in Plock has been increased by 10% and at Mazeikiu Nafta full production capacity has been achieved. To maximize the real margin fuel yields have been improved through production of middle distillates mainly. In the petrochemicals and chemicals segments at the end of the second quarter 2008, planned maintenance shutdowns of the main units have been started (olefins production in Plock from 25 June 2008 and PVC production at Anwil in Wloclawek from 29 June 2008).

Management Board's commentary regarding preliminary operating and macroeconomic data for the second quarter 2008.

1. Significant improvement of refining production due to maximizing production capacity at Plock and Mazeikiu Nafta refineries and yields at the Plock Plant and Unipetrol. The estimated impact of Mazeikiu Nafta on reported EBIT of PKN ORLEN Group in the second quarter of 2008 vs. the second quarter of 2007 amounts to over PLN 200 m, mainly because of a production increase of over 60% year-on-year and the inventory valuation effect.

2. PKN ORLEN Group's model refining margin including internal consumption of refining fuel decreased in the second quarter of 2008, in comparison to the second quarter of

2007, by 42%, which caused a negative impact on EBIT of PKN ORLEN Group of over PLN 300 m.

3. Significant decrease in polyolefins margins in the second quarter 2008 vs. second quarter 2007 and lower production of olefins mean that the impact of Unipetrol on the operating EBIT result of PKN ORLEN Group will be approximately three times weaker than in the second quarter 2007.

4. Appreciation of PLN against USD and EUR respectively of over 20% and 10% year-on-year caused negative impact on EBIT of PKN ORLEN Group of approximately PLN 300 m (effect on URAL/Brent differential and model margins: refining, petrochemical and chemical).

The change of the macroeconomic factors in the second quarter of 2008 in comparison to the second quarter of 2007 have negatively influenced on the reported EBIT of PKN ORLEN Group, in total by over PLN 600 m. On the other hand the rising crude oil price has influenced positively on EBIT of PKN ORLEN Group - due to the inventory gains. This effect compensated significantly for the negative influence of macroeconomic factors. Additionally according to the judgment of the Arbitration Court at the Polish Chamber of Commerce in Warsaw the amount of PLN 84 m (excluding interests) was transferred to the PKN ORLEN's bank account in the second quarter 2008 (as compensation for the dispute with the company Polska Grupa Energetyczna S.A.). This amount, accounted in the other operating revenues, will also affect the final operating result of PKN ORLEN for the second quarter 2008 (dispute between PKN ORLEN and Polska Grupa Energetyczna S.A. refers to the Niezalezny Operator Miedzystrefowy Sp. z o.o. share sales agreement. Details of that issue can be found in the notes to the consolidated interim report of PKN ORLEN for the first half of 2008, published on 27 September 2007.).

PKN ORLEN Management Board estimates that the reported EBIT of PKN ORLEN Group in the second quarter of 2008 is likely to be significantly higher than the reported EBIT of PKN ORLEN Group in the second quarter of 2007.

All information published in this report are estimates and their values may differ from the values which are to be published on 13 August 2008 in PKN ORLEN consolidated financial statements for the second quarter 2008.

This announcement has been prepared pursuant to Article 56 section 1 point 1 of the Act on Public Offerings, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies dated 29 July 2005 (Journal of Laws No. 184, item 1539).

Management Board of PKN ORLEN

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Estimation of selected operating data of the PKN ORLEN Capital Group for the second quarter 2008. Regulatory announcement no 58/2008 dated 18 July 2008

PKN ORLEN's Management Board ("Company", "PKN ORLEN") hereby announces its estimates of selected financial and operational data of PKN ORLEN Capital Group for the second quarter 2008.

Macroeconomic data	unit	Q2'07	Q3'07	Q4'07	Q1'08	Q2'08	change (2q'08 /1q'08)	change (2q'08 /2q'07)
Average Brent crude oil price	USD/b	**68.9**	74.9	88.4	96.7	**121.0**	*25%*	*76%*
Average Ural crude oil price	USD/b	**65.2**	72.1	85.4	93.3	**117.3**	*26%*	*80%*
URAL/Brent differential	USD/b	**3.7**	2.8	3.0	3.4	**3.7**	*9%*	*0%*
PKN ORLEN model refining margin[1]	USD/b	**5.9**	2.6	2.7	1.3	**3.4**	*162%*	*-42%*
PKN ORLEN model petrochemical margin at Olefins[2]	EUR/t	**420**	422	380	423	**359**	*-15%*	*-15%*
PKN ORLEN model petrochemical margin at Polyolefins[3]	EUR/t	**320**	333	302	252	**206**	*-18%*	*-35%*
PKN ORLEN model chemical margin[4]	EUR/t	**559**	576	590	577	**559**	*-3%*	*0%*
PLN/USD[5]	PLN	**2.82**	2.76	2.53	2.39	**2.18**	*-9%*	*-23%*
PLN/EUR[5]	PLN	**3.80**	3.79	3.66	3.58	**3.41**	*-5%*	*-10%*

1) PKN ORLEN model refining margin = revenues from products sold (88% Products = 22% Gasoline, 11% Naphtha, 38% Diesel, 3% LHO, 4% JET, 10% HSFO) minus costs (100% input = 88% Brent Crude Oil + 12% internal consumption); products prices according to quotations.
2) PKN ORLEN model petrochemical margin at Olefins = revenues from products sold (100% Products = 50% Ethylene, 30% Propylene, 15% Benzene, 5% Toluene) minus costs (100% input = 70% Naphtha + 30% LS VGO); products prices according to quotations.
3) PKN ORLEN model petrochemical margin at Polylefins = revenues (100% Products = 50% HDPE, 50% Polypropylene) minus costs (100% input = 50% Ethylene + 50% Propylene); products prices according to quotations.
4) PKN ORLEN model chemical margin = revenues from PVC sold (100%) minus costs (47% Ethylene); products prices according to quotations.
5) Quarterly, average foreign exchange rates in accordance to the National Bank of Poland.

Operating data: Production	unit	Q2'07	Q3'07	Q4'07	Q1'08	Q2'08	change (2q'08 /1q'08)	change (2q'08 /2q'07)
Throughput in the PKN ORLEN Group	th t	**6 018**	6 093	5 234	6 501	**7 342**	*11%*	*22%*
Throughput in Plock	th t	**3 273**	3 513	3 512	3 421	**3 606**	*5%*	*10%*
Utilisation ratio[6]	%	**95%**	102%	102%	97%	**102%**	*5p.p.*	*7p.p.*
Fuel yield	%	**59%**	66%	64%	61%	**65%**	*4p.p.*	*6p.p.*
Throughput in Unipetrol	th t	**1 167**	992	908	1027	**1 179**	*15%*	*1%*
Utilisation ratio7	%	**85%**	72%	66%	75%	**86%**	*11p.p.*	*1p.p.*
Fuel yield	%	**60%**	63%	55%	60%	**65%**	*5p.p.*	*5p.p.*
Throughput in Mazeikiu Nafta[8]	th t	**1 499**	1 500	737	1 984	**2 464**	*24%*	*64%*
Utilisation ratio9	%	**60%**	60%	29%	79%	**99%**	*20p.p.*	*39p.p.*
Fuel yield	%	**69%**	70%	63%	73%	**69%**	*-4p.p.*	*0 p.p.*

6) For 14.1 m t / y in 2008 and 13.8 m t / y in 2007.
7) For 5.5 m t / y in Unipetrol {Ceska Rafinerska [51% Litvinov (2.8 m t / y) and 51% Kralupy (1.7 m t / y)] and 100% Paramo (1.0 m t / y)}.
8) Throughput includes also other feedstock (vacuum gasoil).
9) For 10 m t / y in Mazeikiu Nafta.

Operating data: Sales in PKN ORLEN Group	unit	Q2'07	Q3'07	Q4'07	Q1'08	Q2'08	change (2q'08 /1q'08)	change (2q'08 /2q'07)
Wholesale	th t	**4 780**	5 406	4 167	5 066	**6 108**	*21%*	*28%*
Retail sales	th t	**1 114**	1 201	1 153	1 147	**1 318**	*15%*	*18%*
Petrochemical sales	th t	**790**	736	766	779	**816**	*5%*	*3%*
Chemical sales	th t	**444**	481	379	515	**394**	*-23%*	*-11%*

PKN ORLEN in the second quarter 2008 has significantly improved operating efficiency, mainly in the refining and retail segment, in comparison to the second quarter 2007. Production at the Plant in Plock has been increased by 10% and at Mazeikiu Nafta full production capacity has been achieved. To maximize the real margin fuel yields have been improved through production of middle distillates mainly. In the petrochemicals and chemicals segments at the end of the second quarter 2008, planned maintenance shutdowns of the main units have been started (olefins production in Plock from 25 June 2008 and PVC production at Anwil in Wloclawek from 29 June 2008).

Management Board's commentary regarding preliminary operating and macroeconomic data for the second quarter 2008.

1. Significant improvement of refining production due to maximizing production capacity at Plock and Mazeikiu Nafta refineries and yields at the Plock Plant and Unipetrol. The estimated impact of Mazeikiu Nafta on reported EBIT of PKN ORLEN Group in the second quarter of 2008 vs. the second quarter of 2007 amounts to over PLN 200 m, mainly because of a production increase of over 60% year-on-year and the inventory valuation effect.

2. PKN ORLEN Group's model refining margin including internal consumption of refining fuel decreased in the second quarter of 2008, in comparison to the second quarter of 2007, by 42%, which caused a negative impact on EBIT of PKN ORLEN Group of over PLN 300 m.

3. Significant decrease in polyolefins margins in the second quarter 2008 vs. second quarter 2007 and lower production of olefins mean that the impact of Unipetrol on the operating EBIT result of PKN ORLEN Group will be approximately three times weaker than in the second quarter 2007.

4. Appreciation of PLN against USD and EUR respectively of over 20% and 10% year-on-year caused negative impact on EBIT of PKN ORLEN Group of approximately PLN 300 m (effect on URAL/Brent differential and model margins: refining, petrochemical and chemical).

The change of the macroeconomic factors in the second quarter of 2008 in comparison to the second quarter of 2007 have negatively influenced on the reported EBIT of PKN ORLEN Group, in total by over PLN 600 m. On the other hand the rising crude oil price has influenced positively on EBIT of PKN ORLEN Group - due to the inventory gains. This effect compensated significantly for the negative influence of macroeconomic factors. Additionally according to the judgment of the Arbitration Court at the Polish Chamber of Commerce in Warsaw the amount of PLN 84 m (excluding interests) was transferred to the PKN ORLEN's bank account in the second quarter 2008 (as compensation for the dispute with the company Polska Grupa Energetyczna S.A.). This amount, accounted in the other operating revenues, will also affect the final operating result of PKN ORLEN for the second quarter 2008 (dispute between PKN ORLEN and Polska Grupa Energetyczna S.A. refers to the Niezalezny Operator Miedzystrefowy Sp. z o.o. share sales agreement. Details of that issue can be found in the notes to the consolidated interim report of PKN ORLEN for the first half of 2008, published on 27 September 2007.).

PKN ORLEN Management Board estimates that the reported EBIT of PKN ORLEN Group in the second quarter of 2008 is likely to be significantly higher than the reported EBIT of PKN ORLEN Group in the second quarter of 2007.

All information published in this report are estimates and their values may differ from the values which are to be published on 13 August 2008 in PKN ORLEN consolidated financial statements for the second quarter 2008.

This announcement has been prepared pursuant to Article 56 section 1 point 1 of the Act on Public Offerings, Conditions Governing the Introduction of Financial Instruments to Organized Trading, and Public Companies dated 29 July 2005 (Journal of Laws No. 184, item 1539).

Management Board of PKN ORLEN

Regulatory Announcement

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Company	Polski Koncern Nft.
TIDM	POKD
Headline	Anwil bought PKN ORLEN bonds
Released	17:04 21-Jul-08
Number	5524Z17

RNS Number : 5524Z
Polski Koncern Naftowy Orlen S.A.
21 July 2008

PKN ORLEN's subsidiary - Anwil - has purchased bonds issued by PKN ORLEN
Regulatory announcement no 59/2008 dated 21 July 2008

Polski Koncern Naftowy ORLEN Spolka Akcyjna ("PKN ORLEN") hereby informs that in order to optimise the management of financial liquidity within the PKN ORLEN Capital Group, on 21 July 2008 PKN ORLEN issued short term bonds to its subsidiary, Zaklady Azotowe Anwil S.A. ("Anwil"). The bonds were issued in accordance with the Bond Issue Programme signed by PKN ORLEN and a syndicate of 6 banks in November 2006.

PKN ORLEN intends to use the financial resources provided by the bond issue for financing its current activities. The bonds were purchased by Anwil in order to manage its short term liquidity.

The bonds were issued in compliance with the Law on Bonds dated 29 June 1995 (unified text: Journal of Laws, 2001 No 120, point 1300 with subsequent changes) in Polish zlotys, as bearer, dematerialized, unsecured, and zero-coupon securities. The redemption of the bonds will be at their nominal value.

The bonds purchased today by Anwil were issued by PKN ORLEN with the following issue conditions:
Series: ORLEN043220808; value of the bond issue PLN 40 000 000 composed of 400 bonds with a nominal value of PLN 100 000 per bond.
- Date of issue: 21 July 2008
- Redemption date: 22 August 2008
- Yield on bonds: based on market conditions, unit nominal price amounted to PLN 99 445.80.

PKN ORLEN owns 84,79% of the registered capital of Anwil.

See also: regulatory announcement no 75/2006 dated 27 November 2006.

This information is provided by RNS
The company news service from the London Stock Exchange

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